January 25, 2007

BY EDGAR and OVERNIGHT DELIVERY

William H. Thompson

Branch Chief

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Saks Incorporated Form 10-K for Fiscal Year Ended January 28, 2006 Form 10-Q for Fiscal Quarter Ended April 30, 2006 Form 10-Q for Fiscal Quarter Ended July 30, 2006 File No. 1-13113

Dear Mr. Thompson:

I refer to the comment letter, dated January 12, 2007 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the annual report of Saks Incorporated (the “Annual Report”) filed on Form 10-K for the fiscal year ended January 28, 2006 and the quarterly reports of Saks Incorporated (the “Company”) filed on Form 10-Q for the first and second quarter of fiscal 2006.

I have set forth below the Company’s response to the Staff’s comments contained in the Comment Letter. For ease of reference, I have repeated the Staff’s comments in bold text preceding each of the Company’s responses.

Form 10-K for Fiscal Year Ended January 28, 2006

1.	We reviewed your response to comment no. 7 in our September 27, 2006 letter and have the following questions regarding your accounting for these arrangements:

a.	Specifically, please tell us why you are amortizing the deferred the gain on the April 15, 2003 disposition of the proprietary credit card portfolio over the ten-year term of the program agreement rather than over the estimated lives of the customer relationships sold to HSBC.

On April 15, 2003, the Company sold its revolving proprietary credit card business to HSBC. The proprietary credit card business is revolving in the fact that both the customer balances and the customer base are constantly changing (i.e. customer balances are continually changing due to charges, payments, fees, etc. and the customer base continually changes due to customers becoming inactive, new accounts being opened, etc.). HSBC bought from the Company this ongoing revolving business.

As discussed in our response, dated March 18, 2004, to Question #5 contained in the Staff’s comment letter dated January 30, 2004, the Company received a premium above the carrying value of the portfolio. This premium was attributable to the accounts that existed at the time of disposition; the account balances that existed at the time of disposition and the value associated with the ten-year program agreement with HSBC. The gains associated with the accounts and account balances were recognized at the time of the disposition. The gain associated with the ten-year program agreement was deferred and is to be recognized over the term of the program agreement.

Based on the revolving nature of the proprietary credit card business, the Company determined that the period over which to amortize the deferred gain is not the estimated lives of the specific customer relationships that existed at the time of disposition but rather the amortization period should be over the ongoing ten-year relationship with HSBC which will include all current and future customer relationships.

According to SAB Topic 13 section A(3)(f) up-front fees should be deferred and recognized on a straight-line basis over the longer of the contractual term or the life of the customer relationship. The Company has determined that the ten-year life of the program agreement is longer than the estimated life of the customer relationship; accordingly, the deferred gain is being amortized over the ten-year period.

b.	We note from your response that you receive monthly compensation from HSBC in the form of a flat fee per active account to compensate you for customer service functions and that you also receive monthly payments equal to a percentage of the finance charge income earned by HSBC on the outstanding customer balances to reimburse you for a portion of the cost of maintaining stores that are properly merchandised and staffed. You have stated that you reflect these revenues as reductions of your Selling, General and Administrative (SG&A) costs. Please tell us why you believe it is appropriate to reflect these amounts as reductions of your expenses rather than as revenues.

The substance and intent of the Company and HSBC’s agreement is for the fee per active account and finance charge income to reimburse the Company for the costs incurred to provide dedicated customer service support functions as specifically called for in the agreement and for properly maintaining stores. If the Company no longer accepted HSBC’s proprietary credit card program (and only accepted cash and third party charge cards), the expenses associated with servicing the proprietary charge card accounts (e.g. customer call center, credit systems) would be eliminated.

In assessing the proper income statement classification of this expense reimbursement, the Company considered the guidance outlined in SAB Topic 13 along with the guidance provided in Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises. Topic 13 states that revenue is the culmination of the earnings process. Additionally paragraph 83(b) of Concepts No. 5 states “.An entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute it’s ongoing major or central operations.” The Company does not consider the support of the proprietary credit card program to be it’s “major or central operations”, and accordingly believes this expense reimbursement agreement is more properly classified as an expense offset versus revenue. Given that the Company does not view this as revenue, we do not believe the accounting guidance as outlined in EITF 00-21 to be applicable. Furthermore, the transition guidance as outlined EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, which is subsequent to the date the Company entered into the agreement with HSBC.

The Company also considered the positions outlined in EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. Specifically paragraph 6 of EITF 02-16 states “…cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor’s products and should be recognized as a reduction of that cost when recognized in the customer’s income statement if the cash consideration represents reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s products or services.” The Company believes this guidance to be applicable to the agreement with HSBC as the fees received from HSBC, including a total of approximately $12 million related to a percentage of the finance charge income earned by HSBC, are serving to reimburse the specifically identifiable costs associated with the proprietary credit card program.

c.

You state in your response that you receive an annual marketing contribution from HSBC which is utilized for the marketing of the proprietary credit cards and that you account for the amount as prepaid marketing and recognize it as an expense reduction as the costs of marketing are incurred. Please clarify whether you record the amount of the annual marketing contribution as a deferred liability when you receive the payment rather than as prepaid marketing. If not, please explain your accounting and include the journal entries you make to record the receipt of the marketing contribution and subsequently as you provide the marketing services. Please tell us what specific marketing services you are required to provide to earn the annual marketing contribution. Please tell us how you are able to specifically identify the marketing costs relating to the provision of these services. Please tell us why you recognize the marketing contribution as an expense reduction as the costs of marketing are incurred rather than recognizing it ratably over the annual period. We note that you have stated that you pay a flat fee to sales associates per new account opening and reflect those amounts in SG&A. Please tell us whether this is a component of the services you are providing under the marketing arrangement.

In the Company’s previous response, we utilized the term “pre-paid marketing”, however a more appropriate characterization would have been to state that a deferred liability was established. At the time funds are received, a liability (i.e. a credit to the balance sheet) is established, not a pre-paid asset.

The Company provides a number of specific marketing services to include: in-store signage/collateral to solicit new account openings; mailings to encourage account re-activations; print advertising for unique promotional events directed to private label cardholders; etc. The company is able to specifically track the costs of these types of programs as they are separate and unique events.

In the Company’s previous response, we noted the expense reimbursement occurs as the costs of marketing are incurred. To further clarify, the expense reimbursement (which approximates $7 million annually) is recognized ratably throughout the year, as marketing costs are generally incurred ratably throughout the year.

The requirement to solicit new account openings, for which we pay sales associates a flat fee per account, is part of the Company’s ongoing responsibility under the program agreement with HSBC and is not a separate or confined program under the marketing arrangement.

d.	You state that customers in your loyalty program earn rewards based on their spending levels during the annual program period and that you recognize a charge to COS throughout the annual program period equal to the estimated cost of the merchandise that customers will receive when the rewards are redeemed. Please tell us why these amounts are appropriately reflected in COS rather than as reductions of revenue.

The Company believes that EITF 00-22, Issue 1, is the applicable scenario for the Company’s points award program. EITF 00-22 did not reach a consensus on Issue 1; however, per paragraph 6, some Task Force members expressed a preference for an approach that would be based on the significance of the value of the award while other members expressed a preference which would allocate a portion of the revenue on the transaction to the award delivered in the future. Paragraph 6 states “… if the value of the award product(s) or services(s) is insignificant in relation to the value of the transactions necessary to earn the award, a liability for the estimated cost of the award should be recorded”.

Additionally, the Task Force requested the FASB staff, together with the working group on EITF 00-22 to obtain additional information about loyalty program arrangements and further develop an approach to Issue 1. It is the understanding of the Company that there has been no further guidance on this issue.

The Company believes that it is appropriate to record a liability to reflect the cost of the award to be issued at some future date with a corresponding charge to COS. The Company would also call the attention of the Staff, that the awards are insignificant as annual costs are less than 1.5% of revenues.

The Company is a large accelerated filer and accordingly we would like to reach a resolution to the above questions at your earliest convenience. Please contact me at 205-940-4746 with any questions or if I can be of further assistance regarding the foregoing.

Very truly yours,

/s/ Kevin G. Wills
Kevin G. Wills Executive Vice President Chief Accounting Officer

CC:	Sondra Snyder, Division of Corporation Finance
Donna DiSilvio, Division of Corporation Finance
Steve Sadove, Chief Executive Officer, Saks Incorporated
Charles Hansen, Executive Vice President & General Counsel, Saks
Incorporated